# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Unicycive Therapeutics, Inc., CIK 0001766140
CUSIP: 90466Y202
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4300 EL CAMINO REAL, SUITE 210, LOS ALTOS, California (CA), 94022
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-23-001662
Filed by CIK 0000918923

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 777,308; sole dispositive power 0; shared dispositive power 777,308; aggregate amount beneficially owned 777,308 (5.7% of the class)
- BVF I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 777,308; sole dispositive power 0; shared dispositive power 777,308; aggregate amount beneficially owned 777,308 (5.7% of the class)
- BIOTECHNOLOGY VALUE FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 591,650; sole dispositive power 0; shared dispositive power 591,650; aggregate amount beneficially owned 591,650 (4.4% of the class)
- BVF II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 591,650; sole dispositive power 0; shared dispositive power 591,650; aggregate amount beneficially owned 591,650 (4.4% of the class)
- Biotechnology Value Trading Fund OS LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 35,480; sole dispositive power 0; shared dispositive power 35,480; aggregate amount beneficially owned 35,480 (0.3% of the class)
- BVF Partners OS Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 35,480; sole dispositive power 0; shared dispositive power 35,480; aggregate amount beneficially owned 35,480 (0.3% of the class)
- BVF GP HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,368,958; sole dispositive power 0; shared dispositive power 1,368,958; aggregate amount beneficially owned 1,368,958 (9.7% of the class)
- BVF PARTNERS L P/IL: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,417,117; sole dispositive power 0; shared dispositive power 1,417,117; aggregate amount beneficially owned 1,417,117 (9.99% of the class)
- BVF INC/IL: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,417,117; sole dispositive power 0; shared dispositive power 1,417,117; aggregate amount beneficially owned 1,417,117 (9.99% of the class)
- LAMPERT MARK N: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,417,117; sole dispositive power 0; shared dispositive power 1,417,117; aggregate amount beneficially owned 1,417,117 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Unicycive Therapeutics, Inc.
Address of issuer's principal executive offices: 4300 El Camino Real, Suite 210, Los Altos, CA 94022

## Item 2. Person Filing
Name of person filing:
Biotechnology Value Fund, L.P. ("BVF")

BVF I GP LLC ("BVF GP")

Biotechnology Value Fund II, L.P. ("BVF2")

BVF II GP LLC ("BVF2 GP")

Biotechnology Value Trading Fund OS LP ("Trading Fund OS")

BVF Partners OS Ltd. ("Partners OS")

BVF GP Holdings LLC ("BVF GPH")

BVF Partners L.P. ("Partners")

BVF Inc.

Mark N. Lampert ("Mr. Lampert")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Biotechnology Value Fund, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF I GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Fund II, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF II GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Trading Fund OS LP
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF Partners OS Ltd.
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF GP Holdings LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Partners L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Inc.
44 Montgomery St., 40th Floor
San Francisco, California 94104

Mark N. Lampert
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship:
Biotechnology Value Fund, L.P.
Delaware

BVF I GP LLC
Delaware

Biotechnology Value Fund II, L.P.
Delaware

BVF II GP LLC
Delaware

Biotechnology Value Trading Fund OS LP
Cayman Islands

BVF Partners OS Ltd.
Cayman Islands

BVF GP Holdings LLC
Delaware

BVF Partners L.P.
Delaware

BVF Inc.
Delaware

Mark N. Lampert
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The number of Shares reported owned by each of the persons named herein have been adjusted to account for the Issuer's one-for-ten reverse stock split effective on June 18, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2025 (the "June 8-K").

As of the close of business on June 30, 2025, the Reporting Persons and a certain Partners managed account (the "Partners Managed Account") held Tranche A Warrants (the "Tranche A Warrants"), Tranche B Warrants (the "Tranche B Warrants") and Tranche C Warrants (the "Tranche C Warrants" and together with the Tranche A Warrants and Tranche B Warrants, the "Warrants"). The Tranche A Warrants, Tranche B Warrants and Tranche C Warrants are, in turn, exercisable into shares of Series A-3 Convertible Preferred Stock (the "Series A-3 Preferred Stock"), shares of Series A-4 Convertible Preferred Stock (the "Series A-4 Preferred Stock") and shares of Series A-5 Convertible Preferred Stock (the "Series A-5 Preferred Stock" and together with the Series A-3 Preferred Stock and Series A-4 Preferred Stock, the "Series A Preferred Stock"), respectively. The Series A Preferred Stock is, in turn, convertible into Shares subject to the Beneficial Ownership Limitation (as defined below).

A holder of Series A Preferred Stock shall not have the right to convert any portion of the Series A Preferred Stock and such Series A Preferred Stock shall not be converted, to the extent that after giving effect to such conversion, such holder (together with such holder's affiliates, any other persons acting as a group together, and any other persons whose beneficial ownership of Shares would be aggregated with the holder's and the other Attribution Parties (as defined in the Series A Certificate of Designation (as defined below)) for purposes of Section 13(d) of the Securities Exchange Act of 1934 would beneficially own in excess of 9.99% of the Shares outstanding immediately after giving effect to such conversion, which may not be increased on less than 61 days' notice (the "Beneficial Ownership Limitation").

As of the close of business on June 30, 2025, the Reporting Persons and the Partners Managed Account held Tranche A Warrants to purchase shares of Series A-3 Preferred Stock, which in turn are convertible into an aggregate of 637,411 Shares, subject to the Beneficial Ownership Limitation. The Tranche A Warrants are exercisable at any time upon issuance at an exercise price per share of Series A-3 Preferred Stock (the "Tranche A Exercise Price") equal to 110% of the Conversion Price (as defined in the Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Voting Preferred Stock (the "Series A Certificate of Designation")) and expire 21 days following the Issuer's announcement of receipt of FDA approval for Renazorb. As of the close of business on June 30, 2025, assuming all of the Tranche A Warrants held in the aggregate by the Reporting Persons and the Partners Managed Account were exercised for Series A-3 Preferred Stock, the Beneficial Ownership Limitation would not limit the exercise of any of the Series A-3 Preferred Stock held by them.

As of the close of business on June 30, 2025, the Reporting Persons and the Partners Managed Account held Tranche B Warrants to purchase shares of Series A-4 Preferred Stock, which in turn are convertible into an aggregate of 831,281 Shares, subject to the Beneficial Ownership Limitation. The Tranche B Warrants are exercisable at any time upon issuance at an exercise price per share of Series A-4 Preferred Stock (the "Tranche B Exercise Price") equal to 110% of the Tranche A Exercise Price and expire 21 days following the Issuer's announcement of receipt of Transitional Drug Add-On Payment Adjustment approval for Renazorb. As of the close of business on June 30, 2025, assuming all of the Tranche B Warrants held in the aggregate by the Reporting Persons and the Partners Managed Account were exercised for Series A-4 Preferred Stock, the Beneficial Ownership Limitation would limit the exercise of the Series A-4 Preferred Stock to 779,706 out of the 831,281 Shares underlying the Series A-4 Preferred Stock held by them.

As of the close of business on June 30, 2025, the Reporting Persons and the Partners Managed Account held Tranche C Warrants to purchase shares of Series A-5 Preferred Stock, which in turn are convertible into an aggregate of 1,330,053 Shares, subject to the Beneficial Ownership Limitation. The Tranche C Warrants are exercisable at any time upon issuance at an exercise price per share of Series A-5 Preferred Stock equal to 125% of the Tranche B Exercise Price and expire 21 days following the Issuer's public disclosure of financial results for four quarters of commercial sales of Renazorb following receipt of Transitional Drug Add-On Payment Adjustment approval for Renazorb, commencing with the first quarter in which the Issuer receives revenue from Centers for Medicare and Medicaid Services for Renazorb under the Transitional Drug Add-On Payment Adjustment. As of the close of business on June 30, 2025, assuming all of the Tranche C Warrants held in the aggregate by the Reporting Persons and the Partners Managed Account were exercised for Series A-5 Preferred Stock, the Beneficial Ownership Limitation would prohibit the conversion of any of the Series A-5 Preferred Stock held by them.

As of the close of business on June 30, 2025, (i) BVF beneficially owned 777,308 Shares, consisting of 333,352 Shares underlying the Series A-3 Preferred Stock, which in turn are underlying the Tranche A Warrants held by it, and 443,956 Shares underlying the Series A-4 Preferred Stock, which in turn are underlying the Tranche B Warrants held by it, and excludes 710,330 Shares underlying the Series A-5 Preferred Stock, which in turn are underlying the Tranche C Warrants held by it, (ii) BVF2 beneficially owned 591,650 Shares, consisting of 255,900 Shares underlying the Series A-3 Preferred Stock, which in turn are underlying the Tranche A Warrants held by it, and 335,750 Shares underlying the Series A-4 Preferred Stock, which in turn are underlying certain Tranche B Warrants held by it, and excludes 1,431 Shares underlying the Series A-4 Preferred Stock, which in turn are underlying certain Tranche B Warrants held by it, and 539,491 Shares underlying the Series A-5 Preferred Stock, which in turn are underlying the Tranche C Warrants held by it, and (iii) Trading Fund OS beneficially owned 35,480 Shares, consisting of 35,480 Shares underlying the Series A-3 Preferred Stock, which in turn are underlying the Tranche A Warrants held by it, and excludes 38,617 Shares underlying the Series A-4 Preferred Stock, which in turn are underlying the Tranche B Warrants held by it, and 61,788 Shares underlying the Series A-5 Preferred Stock, which in turn are underlying the Tranche C Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 777,308 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 591,650 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 35,480 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 1,368,958 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,417,117 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, which consists of 12,680 Shares underlying the Series A-3 Preferred Stock, which in turn are underlying the Tranche A Warrants held in the Partners Managed Account, and excludes 11,527 Shares underlying the Series A-4 Preferred Stock, which in turn are underlying the Tranche B Warrants held in the Partners Managed Account, and 18,445 Shares underlying the Series A-5 Preferred Stock, which in turn are underlying the Tranche C Warrants held in the Partners Managed Account.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,417,117 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,417,117 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based upon a denominator that is the sum of: (i) 12,768,239 Shares outstanding as of June 18, 2025, which is the total number of Shares outstanding as reported in the June 8-K, (ii) certain or all of the 637,411 Shares underlying the Series A-3 Preferred Stock, as applicable, and (iii) certain or all of the 779,706 Shares underlying certain Series A-4 Preferred Stock, as applicable.

As of the close of business on June 30, 2025, (i) BVF beneficially owned approximately 5.7% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 4.4% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 5.7% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 4.4% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.7% of the outstanding Shares, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares are represented by Shares to be held in the Partners Managed Account).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and the Shares held in the Partners Managed Account.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on July 6, 2023.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (08/14/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (08/14/2025)